EXHIBIT 99.1

NEWS RELEASE DATED MAY 10, 2010

MILL CITY ANNOUNCES 2011 EXPLORATION PLANS
FOR ITS TOMBSTONE GOLD PROJECT

May 10, 2011 – Mill City Gold Corp. (TSX-V:MC) ("Mill City" and/or the “Company”) has released its plans for 2011 exploration at the Tombstone Gold Project located in the Dawson City area of central Yukon.

The Company recently announced that it has entered into an option agreement with Strategic Metals Ltd. (TSX-V:SMD) (“Strategic”), in which  Mill City has been granted the  right to acquire a 100% interest in the Track, Marny, Black, Ham, Hobo and Ross properties (see press release dated April 19, 2011).   These properties comprise the Company’s Tombstone Gold Project.

Phase 1 exploration is proposed to be done in late May or early June.  The objective of the Phase 1 work is to acquire widely spaced geochemical data for all six properties, which can be used in conjunction with existing geophysical data to design comprehensive follow-up programs that will be performed later in the summer.

The Dawson City area is highly prospective for gold as evidenced by the legendary Klondike Gold Fields, the former Brewery Creek Mine, and recent discoveries at the White Gold and Coffee Creek properties.  This area is expected to be one of the most active exploration districts in North America during the coming months.

The geological settings of the properties forming the Tombstone Gold Project closely resemble those at the nearby Panorama and Brewery Creek properties of Golden Predator Corp. and Ida Oro property of Ryan Gold Corp.

For additional information concerning Mill City Gold Corp. or its various exploration projects please visit the Company’s website at www.millcitygold.com or contact:

James R. Brown, President
Mill City Gold Corp.
T: 403-640-0110
jim.brown@millcitygold.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE: This news release includes certain "forward-looking statements".  Other than statements of historical fact, all statements included in this release, including, without limitation, statements regarding future plans and objectives of Mill City are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Factors that could cause actual results to differ materially from those expected by Mill City are those risks described herein and from time to time, in the filings made by Mill City with Canadian securities regulators. Those filings can be found on the Internet at http://www.sedar.com.